UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 _____ AND ENDING 12/31/16 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hannon Armstrong Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd, Suite 370

(No. and Street)

Annapolis	Maryland	21401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn J Kasky   410-571-6181

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Carolyn J Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hannon Armstrong Securities, LLC., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

POLLY ORTLIEB
NOTARY PUBLIC
ANNE ARUNDEL COUNTY
MARYLAND
MY COMMISSION EXPIRES 5/6/2018

Carolyn J Kasky
Signature

CFO, Financial and Operations Principal
Title

Polly Ortlieb
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities, LLC
For the Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2016

Contents



Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Hannon Armstrong Securities, LLC

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hannon Armstrong Securities, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017

A member firm of Ernst & Young Global Limited

Hannon Armstrong Securities, LLC

Statement of Financial Condition

December 31, 2016

Assets

Current assets:

Cash and cash equivalents	$	346,377
Other current assets		1,572
Total current assets		347,949
Total assets	$	347,949

Liabilities and member's equity

Current liabilities:

Accounts payable and accrued expenses	$	40,000
Total current liabilities		40,000

Member's equity:

Member's capital		3,301,917
Retained deficit		(2,993,968)
Total member's equity		307,949
Total liabilities and member's equity	$	347,949

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2016

Revenue:		
Placement fees	$	256,400
Total revenues		256,400
Expenses:		
General and administrative – related party		48,492
Consulting services		95,941
General and administrative		12,897
Regulatory expenses		5,239
Total expenses		162,569
Net income	$	93,831

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Changes in Member's Equity

	Member's Capital	Retained Deficit	Total
Balance, December 31, 2015	$ 3,257,224	$ (3,087,799) $	169,425
Capital contributions	44,693	–	44,693
Net income	–	93,831	93,831
Balance, December 31, 2016	$ 3,301,917	$ (2,993,968) $	307,949

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Operating activities

Net income	$	93,831
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other current assets		731
Accounts payable and accrued expenses – related party		44,693
Accounts payable and accrued expenses		3,750
Net cash provided by operating activities		143,005
Increase in cash and cash equivalents		143,005
Cash and cash equivalents at beginning of year		203,372
Cash and cash equivalents at end of year	$	346,377

See accompanying notes.

Hannon Armstrong Securities, LLC

Notes to Financial Statements

December 31, 2016

1. Background

Hannon Armstrong Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectability is reasonably assured. For the year ended December 31, 2016, the Company brokered the sale of a single equity investment, for one of the Parent's equity method investees, comprising the entirety of the year's revenue.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for allowance for doubtful accounts based on estimates of uncollectible accounts. As of December 31, 2016, the Company does not have any outstanding accounts receivable.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations are included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the statement of operations when incurred.

Accounting Standards Codification ("ASC") 740-10-25 describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. We are required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes U.S. federal and certain states. We have no income tax examinations in progress, none are expected at this time, and years 2013 through 2015 are open. The Company does not have any uncertain tax positions as of December 31, 2016.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The updated standard becomes effective for the Company on January 1, 2019, with early adoption permitted. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its financial statements and related disclosures. Upon adoption of the new standard, we expect to elect the modified retrospective transition method.

Other accounting standards updates effective after December 31, 2016, are not expected to have a material effect on our consolidated balance sheets, consolidated statements of operations and/or cash flows.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the Rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2016 the Company had net capital of $306,377, which exceeded required net capital by $301,377, and the Company's indebtedness to net capital ratio was 0.13 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent. During the year ended December 31, 2016, capital contributions were made to the Company by the Parent in the amount of $44,693, which represents expenses paid by the Parent on behalf of the Company. This is a non-cash financing activity excluded from our Statement of Cash Flows. In 2016, the Company incurred $48,492 of general and administrative expense sharing costs with the Parent. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2016.

5. Subsequent Events

The Company evaluated subsequent events through February 28, 2017, the date the financial statements were issued. The Company has determined there are no material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Hannon Armstrong Securities, LLC

Schedule I – Computation of Net Capital

December 31, 2016

Computation of net capital

Member's Equity	$	307,949
Less: Deductions and/or Other Charges		
Non-Allowable Assets		(1,572)
Net Capital		306,377
Minimum Net Capital Required		5,000
Excess Net Capital	$	301,377

Computation of aggregate indebtedness

Total aggregate indebtedness	$	40,000
Ratio of Aggregate Indebtedness to Net Capital		0.13

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016, filed on January 18, 2017.

Hannon Armstrong Securities, LLC

Schedule II – Statement Regarding the Exchange Act of 1934 Rule 15c3-3 and
Possession or Control

December 31, 2016

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Exchange
Act of 1934 under Paragraph (k)(2)(i) of that Rule.



HANNON ARMSTRONG

SECURITIES, LLC

MEMBER FINRA AND SIPC

Hannon Armstrong Securities, LLC Exemption Report
For the Most Recent Fiscal Year ended December 31, 2016

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Hannon Armstrong Securities, LLC. (SEC 8-68659)

I, Carolyn J Kasky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: CFO and Financial Operations Principal

1906 Towne Centre Blvd., Suite 370
Annapolis, MD 21401

410-571-9860

www.hannonarmstrong.com



Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hannon Armstrong Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017



Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

EY
Building a better
working world

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Hannon Armstrong Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Hannon Armstrong Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the general ledger.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017